SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                                (Amendment No. 4)

                                ARRIS Group, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    04269Q100
                                    ---------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 11, 2003
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 18 Pages)

CUSIP NO. 04269Q100                                           Page 2 of 18 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nortel Networks Corporation
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)
                  (b)
     Not Applicable
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
NUMBER OF SHARES            7.    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH             22,000,000 shares
                            ----------------------------------------------------
                            8.    SHARED VOTING POWER

                                  0 shares
                            ----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                  22,000,000 shares
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER

                                  0 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,000,000 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04269Q100                                           Page 3 of 18 Pages


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 4 amends the Statement on Schedule 13D filed on August 13, 2001, by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $.01 per share ("Arris Group Common Stock"), of Arris Group, Inc. (f/k/a Broadband Parent Corporation), a Delaware corporation ("Arris Group"), as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2002, Amendment No. 2 to Schedule 13D filed on June 21, 2002 and Amendment No. 3 to Schedule 13D filed on June 25, 2002 (as amended, the "Statement"). The Statement, as amended by this Amendment No. 4, is referred to herein as "Schedule 13D." This Schedule 13D is filed to report, among other things, that Nortel Networks Inc., as the successor in interest to Nortel Networks LLC (which was merged with and into Nortel Networks Inc. as of December 31, 2002), Arris Interactive L.L.C. and Arris Group have entered into a letter agreement (the "Stock Option Agreement") pursuant to which Nortel Networks Inc. has granted Arris Group an option to purchase shares of its Arris Group Common Stock and the parties thereto have agreed to modify certain provisions of the Option Agreement and the Arris LLC Operating Agreement. In addition, Nortel Networks Inc. entered into a Master Securities Loan Agreement with CIBC World Markets Corp. ("CIBC"). Capitalized terms used and not defined herein have the meanings set forth in the Statement.

            With  respect  to  Items  2, 4, 5 and 6 of this  Schedule  13D,  the
Schedule I to the Statement is hereby replaced with the Schedule I attached hereto.

ITEM 1.   SECURITY AND ISSUER.
          -------------------

            The second paragraph of Item 1 of the Statement is hereby amended and restated to read as follows:

            The 22,000,000 shares of Arris Group Common Stock beneficially owned by Nortel Networks Corporation are held of record by Nortel Networks Inc., a Delaware corporation and successor in interest to Nortel Networks LLC, a Delaware limited liability company which, as of December 31, 2002, merged with and into Nortel Networks Inc. Nortel Networks Inc. in turn is a wholly owned subsidiary of Nortel Networks Limited, a Canadian corporation and a wholly owned subsidiary of Nortel Networks Corporation, a Canadian corporation. Nortel Networks Corporation and the above referenced affiliates are sometimes collectively referred to herein as "Nortel Networks."

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

            Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

            The 22,000,000 shares of Arris Group Common Stock were acquired by Nortel Networks LLC in exchange for, among other consideration, its then existing membership interest in Arris Interactive L.L.C. ("Arris LLC"), a Delaware limited liability company and a joint

CUSIP NO. 04269Q100                                           Page 4 of 18 Pages


venture of Nortel Networks LLC and Arris International, Inc. (f/k/a ANTEC Corporation), a Delaware corporation ("ANTEC"). As of December 31, 2002, Nortel Networks LLC was merged with and into Nortel Networks Inc. Accordingly, such shares of Arris Group Common Stock are held of record by Nortel Networks Inc.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

            The second paragraph of Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

            On August 3, 2001, Nortel Networks LLC, ANTEC and Arris Group entered into a second amended and restated limited liability company operating agreement for Arris LLC (the "Arris LLC Operating Agreement") pursuant to which Nortel Networks LLC received a new membership interest in Arris LLC (the "New Membership Interest") with a face amount of $100,000,000. The New Membership Interest would have become redeemable in approximately four quarterly installments commencing February 3, 2002 had Arris Group met certain availability and other tests under its revolving credit facility at that time. According to Arris Group, the availability tests were not met during 2002 and, as a result, Arris LLC has not redeemed any of Nortel Networks' New Membership Interest. As of December 31, 2002, the balance of the New Membership Interest was approximately $114,500,000.

            The final paragraph of Item 4 of the Statement is hereby deleted in its entirety and the following paragraphs shall be inserted in lieu thereof:

            On March 11, 2003, Nortel Networks Inc., Arris Group and Arris LLC entered into the Stock Option Agreement pursuant to which Nortel Networks Inc. granted to Arris Group, for consideration of $1.00, an option (the "Stock Option") to purchase in cash, from time to time (but in no event on more than four occasions and in each event for at least 1,000,000 shares of Arris Group Common Stock) up to an aggregate of 16,000,000 shares of Arris Group Common Stock. The exercise price per share of the Stock Option will be equal to 90% of either: (i) in the event that the exercise occurs within seven calendar days of the closing of the Note Offering (as defined below), the closing price on the Nasdaq National Market System for shares of Arris Group Common Stock on the date that the Note Offering is priced; and (ii) otherwise, the five trading day weighted average price of the shares of Arris Group Common Stock immediately preceding the date of exercise. The Stock Option Agreement provides that, notwithstanding the foregoing, the exercise price shall not be less than $4.00 per share of Arris Group Common Stock, except that with respect to 8,000,000 shares of Arris Group Common Stock the exercise price may be less than $4.00 per share of Arris Group Common Stock but not less than $3.50 per share of Arris Group Common Stock, provided that to the extent that the exercise price for any shares is between $3.50 and $4.00 per share, there shall be a reduction in the forgiveness of the Class B Return (as defined in the Arris LLC Operating Agreement) equal to 50% of the amount by which the aggregate exercise price for all exercises is less than $4.00 per share of Arris Group Common Stock (the "Class B Reduction"). Please see the description of the Stock Option Agreement in Item 6 of this Schedule 13D, which is incorporated herein by reference.

CUSIP NO. 04269Q100                                           Page 5 of 18 Pages


            On March 11,  2003,  Nortel  Networks  Inc.  and CIBC entered into a
Master Securities Loan Agreement (the "Master Securities Loan Agreement") pursuant to which CIBC may from time to time borrow up to 6,000,000 shares of Arris Group Common Stock from Nortel Networks Inc. subject to certain restrictions and with the agreement of Nortel Networks Inc. Such shares may be offered directly to one or more purchasers of convertible subordinated notes of Arris Group (the "Convertible Notes") sold in connection with the private placement of convertible subordinated notes due 2008 currently being proposed by Arris Group (the "Note Offering") at negotiated prices, at market prices prevailing at the time of sale of the shares of Arris Group Common Stock or at prices related to such market prices, in connection with CIBC's market-making activities. Please see the description of the Master Securities Loan Agreement in Item 6 of this Schedule 13D, which is incorporated herein by reference.

            Pursuant to the S-3  Registration  Statement,  Nortel  Networks  LLC
previously sold 15,000,000 shares of Arris Group Common Stock. On March 12, 2003, pursuant to Rule 424(b)(3) of the Securities Act, Arris Group filed a prospectus supplement (the "March Prospectus Supplement") relating to 6,000,000 shares of Arris Group Common Stock not previously sold under the S-3 Registration Statement. The March Prospectus Supplement was filed in connection with Nortel Networks' loan of up to 6,000,000 shares of Arris Group Common Stock to CIBC in accordance with the terms of the Master Securities Loan Agreement.

            Except as set forth in this Schedule 13D, the Arris LLC Operating Agreement, the S-3 Registration Statement, the Prospectus Supplement, the Underwriting Agreement, the Stock Option Agreement, the Master Securities Loan Agreement and the March Prospectus Supplement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which related to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

            Item 5(a) of the Statement is hereby amended and restated to read in its entirety as follows:

            (a)  Nortel  Networks   Corporation  is  the  beneficial   owner  of
22,000,000 shares of Arris Group Common Stock, representing approximately 26.6% of the Arris Group Common Stock issued and outstanding.

            Except as set forth in this Item 5, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto beneficially owns any shares of Arris Group Common Stock.

CUSIP NO. 04269Q100                                           Page 6 of 18 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ARRIS GROUP.
            ------------------------------------------------------------

            The last paragraph in the paragraphs describing Directors; Voting of Shares in Item 6 of the Statement is hereby amended and restated to read in its entirety as follows:

            One of the Investor  Nominees of Nortel  Networks is currently Randy
K. Dodd, President of the Sales-IXC-Regional Accounts for Nortel Networks. As a result of the resignation of Susan Spradley, effective February 24, 2003, the Arris Group board of directors seat held by the other Investor Nominee of Nortel Networks is currently vacant. Nortel Networks has nominated Kenneth Pecot to fill the vacancy resulting from Ms. Spradley's resignation.

            The last two paragraphs of Item 6 of the Statement are hereby deleted in their entirety and the following paragraphs shall be inserted in place thereof:

            STOCK OPTION AGREEMENT. Pursuant to the Stock Option Agreement, Nortel Networks Inc. granted to Arris Group, for consideration of $1.00, the Stock Option. The exercise price per share of the Stock Option will be equal to 90% of either: (i) in the event that the exercise occurs within seven calendar days of the closing of the Note Offering, the closing price on the Nasdaq National Market System for shares of Arris Group Common Stock on the date that the Note Offering is priced; and (ii) otherwise, the five trading day weighted average price of the shares of Arris Group Common Stock immediately preceding the date of exercise. The Stock Option Agreement provides that, notwithstanding the foregoing, the exercise price shall not be less than $4.00 per share of Arris Group Common Stock, except that with respect to 8,000,000 shares of Arris Group Common Stock the exercise price may be less than $4.00 per share of Arris Group Common Stock but not less than $3.50 per share of Arris Group Common Stock, provided that to the extent that the exercise price for any shares is between $3.50 and $4.00 per share of Arris Group Common Stock, there shall be a reduction in the forgiveness of the Class B Return equal to the Class B Reduction.

            In addition, the Stock Option Agreement provides that the Stock Option will terminate upon the earliest of (i) March 31, 2003, in the event that the Note Offering does not close by such date, (ii) June 30, 2003, and (iii) at Nortel Networks Inc.'s election, on the occurrence of a change in control, a material change in Arris Group's business, or the commencement of a third-party tender offer for shares of Arris Group Common Stock. The Stock Option may be exercised only if (i) the Note Offering has closed, (ii) the Option (as defined in the Option Agreement) has been exercised in full, (iii) Arris LLC is not in breach of that certain settlement and release agreement between Nortel Networks Inc. and Arris LLC dated as of March 11, 2003, and (iv) Arris Group has obtained all necessary consents under its credit agreement.

            Pursuant to the terms of the Stock Option Agreement, in the event the Note Offering closes by March 31, 2003, Arris LLC or one of its affiliates agrees to exercise in full the Option, thus redeeming in full Nortel Networks' New Membership Interest in Arris LLC. In the event the Note Offering closes by March 31, 2003 and the New Membership Interest is redeemed in full, Nortel Networks Inc. has agreed to forgive a portion of the Class B Return equal to (i)

CUSIP NO. 04269Q100                                           Page 7 of 18 Pages


$7,500,000 (i.e., the net amount of forgiveness after the 21% discount provided for in the Option Agreement would be $5,925,000), minus (ii) the Class B
Reduction.  A copy of the Stock  Option  Agreement is filed as Exhibit 9 to this
Schedule 13D and incorporated herein by reference.

            REGISTRATION RIGHTS LETTER AGREEMENT. On March 11, 2003, Nortel Networks Inc. and Arris Group entered into a letter agreement (the "Registration Rights Letter Agreement"), pursuant to which the parties have memorialized certain agreements that have been reached with respect to the Registration Rights Agreement. The Registration Rights Letter Agreement provides as follows:
(i) limitations in the Registration Rights Agreement relating to the size and timing of registrations shall not apply to any shares of Arris Group Common
Stock loaned pursuant to the Master Securities Loan Agreement (the "Covered Shares"); (ii) any shares that are returned pursuant to the Master Securities Loan Agreement shall constitute Registrable Shares (as defined in the Registration Rights Agreement); (iii) Nortel Networks shall be entitled to have the Covered Shares registered or reregistered; and (iv) notwithstanding any limitations contained in the Registration Rights Agreement, if at any time the residual Registrable Shares held by Nortel Networks Inc. is less than 5% of the then outstanding shares of Arris Group Common Stock, Nortel Networks Inc. shall be entitled to cause Arris Group to effect a single registration under the Registration Rights Agreement of all (but not less than all) of the residual Registrable Shares, provided that Nortel Networks Inc. is not then entitled to sell such amount pursuant to Rule 144(e)(1) of the Securities Act.

            In addition, pursuant to the terms of the Registration Rights Letter Agreement, Arris Group acknowledges that the transactions contemplated by the Master Securities Loan Agreement are not inconsistent with the Investor Rights Agreement, and that Nortel Networks Inc. shall be deemed to beneficially own the Covered Shares for purposes of the Investor Rights Agreement while such shares are loaned under the Master Securities Loan Agreement. A copy of the Registration Rights Letter Agreement is filed as Exhibit 10 to this Schedule 13D and incorporated herein by reference.

            CIBC LOCK-UP AGREEMENT. On March 11, 2003, Nortel Networks Inc. and CIBC entered into a Lock-Up Agreement (the "CIBC Lock-Up Agreement") pursuant to which Nortel Networks Inc. has agreed that without the prior consent of CIBC, which shall not be unreasonably withheld, Nortel Networks Inc. will not, during the period ending 90 days after the date of the offering circular relating to the Note Offering (the "CIBC Lock-Up Period"), (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Arris Group Common Stock or any securities convertible into or exercisable or exchangeable for Arris Group Common Stock other than (A) as a bona fide gift or bona fide gifts; provided, however, that the recipient of such bona fide gift or gifts shall execute and be bound by the terms of the CIBC Lock-Up Agreement, or (B) the sale of any shares of Arris Group Common Stock acquired upon exercise of options granted under Arris Group's stock option or stock incentive plans that would otherwise expire during the CIBC Lock-Up Period, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Arris Group Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Arris Group Common Stock or such other securities, in cash or otherwise.

CUSIP NO. 04269Q100                                           Page 8 of 18 Pages


            Notwithstanding the foregoing, the terms of the CIBC Lock-Up Agreement do not prohibit Nortel Networks from (i) entering into the Stock Option Agreement, or selling any shares of Arris Group Common Stock upon one or more exercises of the Stock Option, (ii) loaning shares of Arris Group Common Stock to CIBC pursuant to the Master Securities Loan Agreement, (iii) the making of any demand for or the exercising of any right with respect to the registration of up to 6,000,000 shares of Arris Group Common Stock or any security convertible into or exercisable or exchangeable for Arris Group Common Stock, or (iv) the announcement or disclosure of any of the foregoing as required by law. A copy of the CIBC Lock-Up Agreement is filed as Exhibit 11 to this Schedule 13D and incorporated herein by reference.

            LOCK-UP LETTER AGREEMENT. On March 11, 2003, Nortel Networks Inc. and Liberty ANTC, Inc. entered into a letter agreement (the "Lock-Up Letter Agreement"), pursuant to which the parties memorialized certain agreement that have been reached with respect to the Lock-Up Agreement. The Lock-Up Letter
Agreement permits Nortel Networks Inc. to loan shares of Arris Group Common Stock pursuant to the Master Securities Loan Agreement and exercise registration rights with respect to shares of Arris Group Common Stock returned to Nortel Networks Inc. pursuant to the Master Securities Loan Agreement. A copy of the Lock-Up Letter Agreement is filed as Exhibit 12 to this Schedule 13D and incorporated herein by reference.

            MASTER SECURITIES LOAN AGREEMENT. Pursuant to the Master Securities Loan Agreement, CIBC may from time to time borrow up to 6,000,000 shares of Arris Group Common Stock from Nortel Networks Inc. subject to certain restrictions and with the agreement of Nortel Networks Inc. Such shares may be offered directly to one or more purchasers of the Convertible Notes sold in connection with the Note Offering at negotiated prices, at market prices prevailing at the time of sale of the shares of Arris Group Common Stock or at prices related to such market prices, in connection with CIBC's market-making activities. The availability of the shares of Arris Group Common Stock under the Master Securities Loan Agreement, if any, at any time is not assured and any such availability does not assure market-making activity with respect to the Convertible Notes and any market-making actually engaged in by CIBC may cease at any time. A copy of the Master Securities Loan Agreement is filed as Exhibit 13 to this Schedule 13D and incorporated herein by reference.

            The foregoing summaries of the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the Option Agreement, the Underwriting Agreement, the Stock Option Agreement, the Registration Rights Letter Agreement, the CIBC Lock-Up Agreement, the Lock-Up Letter Agreement and the Master Securities Loan Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements incorporated by reference herein.

            Except as provided in the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the Option Agreement, the Underwriting Agreement, the Stock Option Agreement, the Registration Rights Letter Agreement, the CIBC Lock-Up Agreement, the Lock-Up Letter Agreement or the Master Securities Loan Agreement or as set forth in this Schedule 13D, neither Nortel Networks Corporation nor, to the best of Nortel Networks

CUSIP NO. 04269Q100                                           Page 9 of 18 Pages


Corporation's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Arris Group, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

            Item 7 of the Statement is hereby amended to include the following paragraphs:

            Exhibit 9 Letter Agreement, dated as of March 11, 2003, among Nortel Networks Inc., Arris Interactive L.L.C. and Arris Group, Inc.

            Exhibit 10 Letter Agreement, dated as of March 11, 2003, by and between Nortel Networks Inc. and Arris Group, Inc.

            Exhibit 11 Lock-Up Agreement, dated as of March 11, 2003, by and between Nortel Networks Inc. and CIBC World Markets Corp.

            Exhibit 12 Letter Agreement, dated as of March 11, 2003, by and between Nortel Networks Inc. and Liberty ANTC, Inc.

            Exhibit 13 Master Securities Loan Agreement, dated as of March 11, 2003, by and between Nortel Networks Inc. and CIBC World Markets Corp.

CUSIP NO. 04269Q100                                          Page 10 of 18 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2003                NORTEL NETWORKS CORPORATION


                                    By:   /s/ Douglas Beatty
                                          -----------------------------------
                                          Douglas Beatty
                                          Chief Financial Officer


                                    By:   /s/ Gordon Davies
                                          -----------------------------------
                                          Gordon Davies
                                          Assistant Secretary

CUSIP NO. 04269Q100                                          Page 11 of 18 Pages


                                   SCHEDULE I
                           NORTEL NETWORKS CORPORATION
                                       AND
                             NORTEL NETWORKS LIMITED
             DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN NON-EXECUTIVE
                            BOARD APPOINTED OFFICERS

            The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and certain non-executive Board appointed officers of Nortel Networks Corporation and Nortel Networks Limited is set forth below. Unless otherwise indicated below, the business address of each director, executive officers and certain non-executive board appointed officers is Nortel Networks Corporation and Nortel Networks Limited, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.

                                          PRESENT PRINCIPAL
NAME AND CITIZENSHIP                   OCCUPATION OR EMPLOYMENT

Directors
---------

      Blanchard, James J.        Piper Rudnick
      American                   901-15th Street, N.W., Suite 700
                                 Washington, DC 20005-2301 U.S.A.

      Brown, Robert E.           Director
      Canadian/British           Nortel Networks Corporation and
                                 Nortel Networks Limited

      Cleghorn, John E.          Chairman of the Board
      Canadian                   SNC-Lavalin Group Inc.
                                 200 Bay Street, South Tower, Suite 3115
                                 Royal Bank Plaza
                                 Toronto, Ontario M5J 2J5 Canada

      Dunn, Frank A.             President and Chief Executive Officer
      Canadian                   Nortel Networks Corporation and
                                 Nortel Networks Limited

      Fortier, L. Yves           Chairman and Senior Partner
      Canadian                   Ogilvy Renault
                                 1981 McGill College Avenue, 12th Floor
                                 Montreal, Quebec H3A 3C1 Canada

      Ingram, Robert A.          Vice Chairman Pharmaceuticals
                                 GlaxoSmithKline plc
                                 5 Moore Drive
                                 Research Triangle Park, N.C. 27709 U.S.A.

CUSIP NO. 04269Q100                                          Page 12 of 18 Pages


      Owens, William A.          Co-Chief Executive Officer and Vice Chairman
      American                   Teledesic LLC
                                 1445 120th Avenue N.E.
                                 Bellevue, WA 98005 U.S.A.

      Saucier, Guylaine          1321 Sherbrooke Street West, Suite C-61
      Canadian                   Montreal, Quebec H3G 1J4 Canada

      Smith, Jr., Sherwood H.    Chairman Emeritus of the Board
      American                   CP&L
                                 One Hanover Square Building
                                 411 Fayetteville Street Mall
                                 Raleigh, N.C. 27601-1748 U.S.A.

      Wilson, Lynton R.          Chairman of the Board
      Canadian                   CAE Inc.
                                 483 Bay Street, Floor 7, North Tower
                                 Toronto, Ontario M5G 2E1 Canada

                                 Chairman of the Board of Nortel Networks
                                 Corporation
                                 and Nortel Networks Limited
Officers
--------

      Dunn, Frank A.             President and Chief Executive Officer
      Canadian

      Beatty, Douglas C.         Chief Financial Officer
      Canadian

      DeRoma, Nicholas J.        Chief Legal Officer
      American

      Mumford, D. Gregory        Chief Technology Officer
      Canadian

      Debon, Pascal              President, Wireless Network
      French

      Bolouri, Chahram           President, Global Operations
      Canadian

      McFadden, Brian W.         President, Optical Networks
      Canadian

      Donahee, Gary R.           President, Americas
      American

CUSIP NO. 04269Q100                                          Page 13 of 18 Pages


      Pusey, Stephen C.          President, Europe, Middle East and Africa
      U.K.

      Spradley, Susan            President, Wireline Networks
      American

      Tariq, Masood A.           President, Global Alliances
      Canadian/American

      Donovan, William J.        Senior Vice-President, Human Resources
      American

      Gollogly, Michael J.       Controller
      Canadian

      Donoghue, Adrian J.*       General Auditor
      Canadian

      Stevenson, Katharine B.    Treasurer
      Canadian/American

      Noble, Deborah J.*         Corporate Secretary
      Canadian

      Schilling, Steven L.       President, Enterprise Accounts
      American

      Mezon, Linda F.*           Assistant Controller
      Canadian/American

      Doolittle, John M.*        Vice-President, Tax
      Canadian

      Morrison, Blair F.*        Assistant Secretary
      Canadian

      Pahapill, MaryAnne E.*     Assistant Treasurer
      Canadian

      Collins, Malcolm K.        President, Enterprise Networks
      U.K.

      Hitchcock, Albert R.*      Chief Information Officer
      U.K.

      Mao, Robert                President and Chief Executive Officer,
      American                   Greater China

CUSIP NO. 04269Q100                                          Page 14 of 18 Pages


      Joannou, Dion              President, CALA
      American

      Davies, Gordon*            Assistant Secretary
      Canadian

      Giamatteo, John J.         President, Asia Pacific
      American

      *  Non-executive board appointed officers

CUSIP NO. 04269Q100                                          Page 15 of 18 Pages


                 DIRECTORS, EXECUTIVE OFFICERS AND NON-EXECUTIVE
                           BOARD APPOINTED OFFICERS OF
                              NORTEL NETWORKS INC.

            The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and non-executive board appointed officers of Nortel Networks Inc. is set forth below. Unless otherwise indicated below, the business address of each director, executive officer and non-executive board appointed officers is Nortel Networks Inc., 200 Athens Way, Nashville, Tennessee 37228-1397 USA.

                                          PRESENT PRINCIPAL
NAME AND CITIZENSHIP                   OCCUPATION OR EMPLOYMENT

Directors
---------

      Cross, Mary M.             President, Nortel Networks Inc.
      American

      Stevenson, Katharine B.    Treasurer, Nortel Networks Corporation and
      Canadian/American          Nortel Networks Limited
                                 8200 Dixie Road, Suite 100
                                 Brampton, Ontario L6T 5P6 Canada
Officers
--------

      Cross, Mary M.             President
      American

      Egan, Lynn C.*             Assistant Secretary
      American

      Gigliotti, Thomas A.*      Assistant Secretary
      American                   4001 E. Chapel Hill-Nelson Highway
                                 Research Triangle Park, N.C. 27709 U.S.A.

      Higginbotham, Ernest R.*   Assistant Secretary
      American                   2221 Lakeside Blvd.
                                 Richardson, TX 75082-4399 U.S.A.

      Knudsen, Paul T.*          Assistant Secretary
      Canadian                   5405 Windward Parkway
                                 Alpharetta, GA 30004 U.S.A.

      Krebs, Laurie              Vice President, Tax
      American                   4001 E. Chapel Hill-Nelson Highway
                                 Research Triangle Park, N.C. 27709 U.S.A.

CUSIP NO. 04269Q100                                          Page 16 of 18 Pages


      LaSalle, William J.*       Secretary
      American                   Nortel Networks Limited
                                 8200 Dixie Road, Suite 100
                                 Brampton, Ontario L6T 5P6 Canada

      Lester, Monica L.          Treasurer
      American

      Morfe, Claudio*            Assistant Secretary
      American                   880 Technology Park
                                 Billerica, MA 01821 U.S.A.

      Noble, Deborah J.*         Corporate Secretary
      Canadian                   Nortel Networks Corporation and
                                 Nortel Networks Limited
                                 Assistant Secretary, Nortel Networks Inc.
                                 8200 Dixie Road, Suite 100
                                 Brampton, Ontario L6T 5P6 Canada

      Stout, Allen               Vice President, Finance
      American

      *  Non-executive board appointed officers

CUSIP NO. 04269Q100                                          Page 17 of 18 Pages


                                 Exhibits/Index
                                 --------------

Exhibit 1 --   Second Amended and Restated Limited  Liability  Company Agreement
               of Arris  Interactive  L.L.C.,  dated as of August 3, 2001, among
               Arris International, Inc. (f/k/a ANTEC Corporation), Arris Group,
               Inc. and Nortel Networks LLC (incorporated herein by reference to the Reporting Person's Statement on Schedule 13D, dated August 3,
               2001, filed with the Securities and Exchange Commission on August
               13, 2001).

Exhibit 2 --   Agreement  and Plan of  Reorganization,  dated as of October  18,
               2000,  among ANTEC  Corporation,  Broadband  Parent  Corporation,
               Broadband  Transition  Corporation,  Nortel Networks Inc., Nortel
               Networks LLC and Arris Interactive L.L.C. (incorporated herein by reference to Exhibit 2.1 to Form 8-K (File No. 000-22336), filed by ANTEC Corporation on October 25, 2000).

Exhibit 3 --   First Amendment to Agreement and Plan of Reorganization, dated as of April 9,  2001,  among  ANTEC  Corporation,  Broadband  Parent
               Corporation,  Broadband Transition  Corporation,  Nortel Networks
               Inc.,   Nortel   Networks  LLC  and  Arris   Interactive   L.L.C.
               (incorporated  herein by  reference  to  Exhibit  2.1 to Form 8-K
               (File No.  000-22336),  filed by ANTEC  Corporation  on April 13,
               2001).

Exhibit 4 --   Registration  Rights  Agreement,  dated  as of  August  3,  2001, between Arris Group, Inc. and Nortel Networks LLC (incorporated herein by reference to the Reporting Person's Statement on
               Schedule 13D, dated August 3, 2001, filed with the Securities and
               Exchange Commission on August 13, 2001).

Exhibit 5 --   Lock-Up  Agreement,  dated  as of June 7,  2002,  by and  between
               Nortel Networks LLC and Liberty ANTC, Inc. (formerly known as TCI
               TSX,  Inc.)  (incorporated  herein by reference to the  Reporting
               Person's Amendment No. 1 to Statement on Schedule 13D, dated June
               7, 2002, filed with the Securities and Exchange Commission on June 11, 2002).

Exhibit 6 --   Option  Agreement,  dated as of June 7, 2002, by and among Nortel
               Networks LLC, Arris  Interactive  L.L.C.,  and Arris Group,  Inc.
               (incorporated  herein by  reference  to Exhibit  10.2 to Form 8-K
               (File No.  001-16631),  filed by Arris  Group,  Inc.  on June 10,
               2002).

Exhibit 7 --   Second Amended and Restated Investor Rights  Agreement,  dated as of June  7,  2002,  by and  among  Nortel  Networks  LLC,  Nortel
               Networks  Inc.  and Arris Group,  Inc.,  f/k/a  Broadband  Parent
               Corporation (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-16631), filed by Arris Group, Inc. on June
               10, 2002).

CUSIP NO. 04269Q100                                          Page 18 of 18 Pages


Exhibit 8 --   Underwriting  Agreement,  dated as of June 19, 2002, among Nortel
               Networks LLC, Arris Group,  Inc. and CIBC World Markets Corp. and
               J.P. Morgan Securities Inc., as representatives of the several underwriters named in Schedule I thereto (incorporated herein by reference to Exhibit 1.1 to Form 8-K (File No. 001-16631), filed by Arris Group, Inc. on June 20, 2002).

Exhibit 9 --   Letter  Agreement,  dated  as of March  11,  2003,  among  Nortel
               Networks Inc., Arris Interactive L.L.C. and Arris Group, Inc.

Exhibit 10 --  Letter  Agreement,  dated as of March 11,  2003,  by and  between
               Nortel Networks Inc. and Arris Group, Inc.

Exhibit 11 --  Lock-Up  Agreement,  dated as of March 11,  2003,  by and between
               Nortel Networks Inc. and CIBC World Markets Corp.

Exhibit 12 --  Letter  Agreement,  dated as of March 11,  2003,  by and  between
               Nortel Networks Inc. and Liberty ANTC, Inc.

Exhibit 13 --  Master Securities Loan Agreement,  dated as of March 11, 2003, by and between Nortel Networks Inc. and CIBC World Markets Corp.